UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Kang Xin
	Name:	Kang Xin
	Title:	Company Secretary
Dated: May 21, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement of Change of Company Secretary dated May 18, 2007.

Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Change of Company Secretary

The Company hereby announces that Mr. Victor Zhikai Gao’s employment as company secretary of the Company ceased with effect from 25 April 2007. The Company is pleased to announce that Ms. Kang Xin has been appointed as the company secretary of the Company in place of Mr. Victor Zhikai Gao with effect from 25 April 2007.

CNOOC Limited (the “Company”) hereby announces that Mr. Victor Zhikai Gao’s employment as company secretary of the Company ceased with effect from 25 April 2007. The Company is pleased to announce that Ms. Kang Xin has been appointed as the company secretary of the Company in place of Mr. Victor Zhikai Gao with effect from 25 April 2007.

Mr. Victor Zhikao Gao has confirmed that he has no disagreement with the board of directors (the “Board”) of the Company and there are no matters relating to the cessation of his employment that need to be brought to the attention of the Company´s shareholders.

The Board warmly welcomes Ms. Kang Xin to her new position.

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 18 May 2007

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius